SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K


   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 2001


                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934


           For the transition period from __________ to ___________


                       Commission file number 1-2256


                    EXXONMOBIL FUELS MARKETING SAVINGS PLAN

                           (Full title of the plan)


                           EXXON MOBIL CORPORATION

                      (Name of issuer of the securities)


                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298


                    (Address of principal executive office)











                    EXXONMOBIL FUELS MARKETING SAVINGS PLAN




                                  INDEX






                                                                   Page
                                                                  -----
      Financial Statements

         Statement of Net Assets Available for Benefits at
         December 31, 2001 and 2000                                   3

         Statement of Changes in Net Assets Available for
         Benefits, for the Year ended December 31, 2001               4

         Notes to Financial Statements                              5-9

      Supplemental Schedule

         Schedule H, Line 4i-Schedule of Assets Held At
         End of Year                                                 10

      Report of Independent Accountants                              11

      Signature                                                      12

      Exhibit Index                                                  13

      Exhibit 23 - Consent of Independent Accountants                14















                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                           STATEMENT OF NET ASSETS
                            AVAILABLE FOR BENEFITS
                           -----------------------


                                                   December 31,
                                                   ------------

                                              2001             2000
                                         ------------      ------------

Assets:

  Investments (see note 3)               $ 17,813,921      $ 14,908,836

  Contribution receivable                     495,645

  Accrued income                                4,543             3,227

  Cash                                         30,236             6,661
                                         ------------      ------------

    Total assets                         $ 18,344,345      $ 14,918,724

Trustee fee payable                            67,774
                                         ------------      ------------

  Net assets available for benefits      $ 18,276,571      $ 14,918,724
                                         ============      ============
















The accompanying notes are an integral part of these statements.



                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                     STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR BENEFITS
                     -----------------------------------

                    FOR THE YEAR ENDED DECEMBER 31, 2001
                    ------------------------------------


Contributions:
  Participant contributions                            $  2,036,157
  Employer contributions                                  3,782,393
                                                       ------------
    Total contributions                                   5,818,550
                                                       ------------

Investment income:
  Interest and dividends                                    227,276
  Net depreciation (see note 3)                          (1,014,318)
                                                       ------------
    Net investment loss                                    (787,042)
                                                       ------------

Benefit payments                                         (1,545,436)
Expenses                                                   (128,225)
                                                       ------------
    Total deductions                                     (1,673,661)
                                                       ------------

    Net increase                                          3,357,847

Net assets available for benefits:

  Beginning of year                                      14,918,724
                                                       ------------

  End of year                                          $ 18,276,571
                                                       ============








The accompanying notes are an integral part of these statements.



                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:
---------------------------------

General
-------

The following description provides general information of the ExxonMobil Fuels Marketing Savings Plan (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan established to provide savings and retirement benefits for certain qualified employees of ExxonMobil Fuels Marketing Company, a division of Exxon Mobil Corporation (the Company), employed in its company operated retail store operations and for certain qualified employees at the Olathe, KS and Bakerstown, PA grease plants.

Contributions
-------------

Contributions to the Plan are made by both the participant and the Company. Participants may contribute any whole percentage, up to 18% of their eligible pay. Participants may also make a rollover contribution from other qualified plans or rollover IRA. Generally, for eligible participants, the Company matches contributions at 50 cents for each pretax dollar contributed up to the first 3% of eligible pay and also makes contributions equal to 3% of eligible pay. However, effective January 1, 2001, for eligible participants covered by a collective bargaining agreement, the Company only provides a 100% match, up to 4% of eligible pay.

Vesting
-------

Participants are immediately vested in their contributions. Company contributions vest at 100% after 5 years of qualifying service or, if the participant is employed by the Company, on or after age 65 or upon death while an employee. Effective January 1, 2001, employees covered by a collective bargaining agreement at the Bakerstown, PA grease plant are immediately vested in all contributions.






                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

Investment Options
------------------

Participants may make their own investment decisions. The Company has selected a variety of daily valued investment funds with different risk and return characteristics. Investments are managed by Barclays Global Investors, N.A. (BGI). Merrill Lynch, Pierce, Fenner & Smith Inc.
(Merrill Lynch), trustee of the Plan, is the investment manager of the short-term money market fund. Plan assets are invested in a variety of preselected funds based on participants' investment elections. Investment options include the following types of funds:
Standard & Poors 500 index, long-term treasury bond index, short-term money market fund, international equity, extended market and five bond and equity funds. The Plan is subject to the normal risks associated with debt and equity markets.


Participant Loans
-----------------

Qualifying employees may borrow against their vested account balance. Employees may have only one loan outstanding at a time. The minimum loan is $1,000 and the maximum is 50% of the qualifying vested account balance not to exceed $50,000. The $50,000 amount is reduced by the employee's highest outstanding balance on all loans during the preceding 12 months. The interest rate is fixed at the time the loan is made and is determined in accordance with the Plan provisions. Loan repayment terms may not exceed five years unless the purpose of the loan is to acquire a principal residence in which case the term may not exceed 15 years. Loan repayments including principal and interest are made through payroll deduction and are invested in accordance with the borrower's current investment election.

Payment of Benefits
-------------------

Benefit payments are made in accordance with the Plan's provisions. Benefit payments are recorded when paid.









                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

Forfeited Accounts
------------------

During 2001 and 2000, $51,831 and $62,373, respectively, of unvested employer matching contributions were forfeited by terminating employees and used to offset employer contributions.

Plan Termination
----------------

The Company may terminate or amend the Plan at any time. In the event of termination, the net assets of the Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

Basis of Presentation
---------------------

The accompanying financial statements are presented on the accrual basis of accounting except benefit payments which are reported on a cash basis to conform with generally accepted accounting principles.

Investments
-----------

Investment income is recorded when earned. Investments are stated at market value based upon market quotations or fair value as determined by the trustee. Interest earned on the money market deposits and the change in the value of the investments are allocated daily to the individual employee accounts on the basis of the participant's account balance. Investments are subject to normal risks associated with the debt and equity markets. Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.








                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Expenses
--------

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan's assets. Administrative expenses are recorded when incurred.


NOTE 3 - INVESTMENTS:
---------------------

The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                     December 31,
                                                     ------------
                                                2001              2000
                                            -----------       -----------

Merrill Lynch Money Market Fund             $ 5,993,289       $ 2,880,790
BGI Bond Index Fund                             933,053
BGI Extended Market Fund                      1,061,443           970,082
BGI S&P 500 Stock Fund                        3,455,381         3,584,594
BGI Lifepath 2020 Fund                        1,347,806         1,266,190
BGI Lifepath 2030 Fund                        2,420,151         2,954,162









                    ExxonMobil Fuels Marketing Savings Plan
                    ---------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,014,318 as follows:

S&P 500 stock fund                            ($454,215)
Bond index fund                                  62,953
International equity fund                       (81,947)
Extended market fund                            (65,886)
Lifepath bond and equity balanced funds        (475,223)
                                              ----------
                                            ($1,014,318)
                                              ==========


NOTE 4 - INCOME TAX STATUS:
---------------------------

The Plan believes the Plan is qualified under the applicable sections of the Internal Revenue Code (IRC) and therefore the trust is exempt from federal tax under Section 501(a) of the IRC. A favorable determination letter with respect to the tax-exempt status of the trust was issued by the Internal Revenue Service in September 1995. The Plan has been amended since the determination letter was received. The Plan believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.


NOTE 5 - SUBSEQUENT EVENTS:
---------------------------

Effective January 1, 2002, the Plan was amended to vest company contributions after three years of qualifying service. Additionally, effective January 1, 2002, the Plan Administrator changed the participant contribution limit to 20% of eligible pay.












                                                                Schedule H

                    ExxonMobil Fuels Marketing Savings Plan
                ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)


(a) (b) Identity of issue    (c) Description of investment (d) Current value


* Merrill Lynch                    Money Market Fund             $ 5,993,289

  Barclays Global Investors, N.A.  Bond Index Fund                   933,053

  Barclays Global Investors, N.A.  Extended Market Fund            1,061,443

  Barclays Global Investors, N.A.  International Equity Fund         388,319

  Barclays Global Investors, N.A.  S&P 500 Stock Fund              3,455,381

  Barclays Global Investors, N.A.  Lifepath Income Fund              240,548

  Barclays Global Investors, N.A.  Lifepath 2010 Fund                654,480

  Barclays Global Investors, N.A.  Lifepath 2020 Fund              1,347,806

  Barclays Global Investors, N.A.  Lifepath 2030 Fund              2,420,151

  Barclays Global Investors, N.A.  Lifepath 2040 Fund                514,922

  Participant loans                maturities ranging from           804,529
                                    2 months to 174 months
                                   interest rates ranging from
                                    5.00% to 9.50%
















 * indicates a party-in-interest to the Plan


                     Report of Independent Accountants

To the Participants and Administrator of the ExxonMobil Fuels Marketing Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Fuels Marketing Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2002









                                  SIGNATURE
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.




                                  EXXONMOBIL FUELS MARKETING SAVINGS PLAN


                                  (Name of Plan)



                                  ___________________________________

                                  Stephen B. L. Penrose
                                  Administrator-Finance

Dated:  June 27, 2002




























                               EXHIBIT INDEX
                               -------------


EXHIBIT                                                   SUBMISSION MEDIA

23.  Consent of PricewaterhouseCoopers LLP,                    Electronic
     Independent Accountants,
     Dated June 27, 2002











































                                 EXHIBIT 23

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-69378) of Exxon Mobil
Corporation of our report dated June 27, 2002 relating to the financial statements of the ExxonMobil Fuels Marketing Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2002


































